SI N

17005076

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section

MAR 01 2017

Washington DC 416

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SEC FILE NUMBER
8-51260

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. Investors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 Village Dr., Suite B
(No. and Street)

Staunton (City) VA (State) 24401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dixie Butler 540-885-1011
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RW Group, LLC
(Name – *if individual, state last, first, middle name*)

400 Old Forge Ln Ste 401	Kennett Square	PA	19348
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Dixie Butler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. Investors, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

MARTHA LOUISE BREEDEN
NOTARY PUBLIC
REGISTRATION # 7516517
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES
6/30/2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. INVESTORS, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$ 32,520
Accounts Receivable	5,700
Deposits	672
Total Assets	$ 38,892

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and other accrued liabilities	$ 5,800
Accrued Audit Expense	7,000
Total Liabilities	$ 12,800
STOCKHOLDERS' EQUITY	
Common Stock (no par value, 1500 authorized 100 shares issued and outstanding)	$ 20,000
Retained Earnings	6,092
Total Stockholders' Equity	$ 26,092
Total Liabilities and Stockholders' Equity	$ 38,892

See accompanying Notes to Financial Statements

RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of U.S. Investors, Inc.

We have audited the accompanying statement of financial condition of U.S. Investors, Inc. as of December 31, 2016, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. U.S. Investors, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of U.S. Investors, Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

RW Group, LLC

Kennett Square, Pennsylvania
February 24, 2017

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

PrimeGlobal
An Association of Independent Accounting Firms

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of U.S. Investors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Rule 17a-5(d)(4), in which (1) U.S. Investors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which U.S. Investors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (1(i)) (the "exemption provisions") and (2) U.S. Investors, Inc. stated that U.S. Investors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. U.S. Investors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about U.S. Investors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RW Group, LLC
Kennett Square, Pennsylvania
February 24, 2017

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

PrimeGlobal

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51260

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U. S. Investors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 Village Dr., Suite B
(No. and Street)

Staunton (City) VA (State) 24401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dixie Butler 540-885-1011
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RW Group, LLC
(Name – *if individual, state last, first, middle name*)

400 Old Forge Ln Ste 401 (Address) Kennett Square (City) PA (State) 19348 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Dixie Butler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. Investors, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Martha Louise Breeden
Notary Public

MARTHA LOUISE BREEDEN
NOTARY PUBLIC
REGISTRATION # 7516517
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES
6/30/2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. INVESTORS, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$ 32,520
Accounts Receivable	5,700
Deposits	672
Total Assets	$ 38,892

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and other accrued liabilities	$ 5,800
Accrued Audit Expense	7,000
Total Liabilities	$ 12,800
STOCKHOLDERS' EQUITY	
Common Stock (no par value, 1500 authorized 100 shares issued and outstanding)	$ 20,000
Retained Earnings	6,092
Total Stockholders' Equity	$ 26,092
Total Liabilities and Stockholders'Equity	$ 38,892

See accompanying Notes to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of U.S. Investors, Inc.

We have audited the accompanying statement of financial condition of U.S. Investors, Inc. as of December 31, 2016, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. U.S. Investors, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of U.S. Investors, Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

RW Group, LLC

Kennett Square, Pennsylvania
February 24, 2017

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

PrimeGlobal

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of U.S. Investors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Rule 17a-5(d)(4), in which (1) U.S. Investors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which U.S. Investors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (1(i)) (the "exemption provisions") and (2) U.S. Investors, Inc. stated that U.S. Investors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. U.S. Investors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about U.S. Investors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RW Group, LLC
Kennett Square, Pennsylvania
February 24, 2017